SEC 1815 (11-2002)

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

Commission File Number 0-22672

AURIZON MINES LTD.

(Translation of registrant’s name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC   V6C 3A8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-                      .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  AURIZON MINES LTD.

(Registrant)

Signed “Julie A. S. Kemp”

Date  January 27, 2005

By

JULIE A. S. KEMP, Corporate Secretary

*Print the name and title under the signature of the signing officer.

EXHIBITS

Exhibit Index for Form 6-K

1.0

News Release dated January 27, 2005

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ American Stock Exchange – Ticker Symbol – AZK U.S. Registration: (File #0-22672) Form 20-F News Release Issue No. 2 - 2005

January 27, 2005
FOR IMMEDIATE RELEASE

ZONE 113 DRILLING BELOW 700 METRES CONTINUES TO INTERSECT HIGH GOLD GRADES AT CASA BERARDI

Aurizon Mines Ltd. (TSX: ARZ; AMEX: AZK) is pleased to report additional results from its ongoing underground and surface exploration drill programs at its Casa Berardi Project, Quebec.  Results from the Zone 113 underground drill program, below 700 metres, confirm the continuity and the grade of the Zone to a depth of 900 metres below surface.

Results from the 32 holes are listed on the attached table.  Some of the more significant results from the current drilling are listed below:
Hole ID	Gold grams/tonne (assays uncut)	Length (metres along the hole)	True Thickness (metres)	Gold Ounces per short ton (uncut)	True Thickness (feet)
U254	20.3	31.2	15.5	0.59	50.9
U370A	35.8	22.8	13.0	1.04	42.7
U376	18.5	57.4	23.3	0.54	76.4
U379	15.2	18.5	9.5	0.44	31.2
U382	23.0	16.0	9.7	0.67	31.8
U383	22.2	26.5	12.0	0.65	39.4
U388	12.0	44.8	18.2	0.35	59.7
U390	28.7	52.5	18.3	0.84	60.0

The Underground Exploration Drill Program

Definition drilling of Zone 113 to a depth of 900 metres is now complete.  The Zone was drilled at 25 metre centres, from a depth of 450 metres to 700 metres, and at 35 metre centres, from a depth of 700 metres to 900 metres.  An updated resource estimation for the lower portion of Zone 113, below 700 metres, is in progress.  Two drill rigs are currently drilling zones above the 550 metre level located in the vicinity of the West Mine.

Continued exploration drilling of Zone 113 between 900 metres and 1,100 metres will commence in February.  A new crosscut from the 550 exploration drift will allow a drill to test the continuity of Zone 113 below the 900 metre level.  In addition, the 550 metre exploration drift will be extended to the East to initiate close-spaced drilling of Zones 118 to 122.

Zone 113 is a 20 to 70 metre wide mineralized corridor adjacent to the Casa Berardi fault.  Gold mineralization is found within narrow to large folded quartz veins and associated wall rock.  Mineralization and quartz veins are oblique to the Casa Berardi fault, which is 0.1 to 2.0 metres wide in the drilled area.  The best grades are found in quartz veins that are folded and possibly faulted.  The veins are usually contained within a wider and lower grade mineralized envelope.  Within the mineralized zone, higher grade ore shoots steeply plunge to the east.

“The drill results below 700 metres have met our expectations.” said Jeannot Boutin, Principal Engineer, Mining Geology.  “We hope that the new drill program starting in February will continue to extend Zone 113 below 900 metres.”

January 27, 2005
Zone 113 Drilling Below 700 Metres Continues to Intersect High Grade Gold Grades at Casa Berardi

The Surface Exploration Program

Results from a deep exploration drill hole confirm the presence of the Casa Berardi gold system down to 1,300 metres, one kilometre east of Zone 113.  Last year, Aurizon initiated a deep target drill hole to test the dip extension of the Casa Berardi gold system.  The deep exploration hole returned 5.6 grams of gold per tonne over 4.5 metres, 1,300 metres below surface, and 400 metres south of the Casa Berardi fault.  The mineralization is located 500 metres along the dip extension of the previously reported hole S64, which returned 6.4 grams of gold per tonne over 2.6 metres.  As with hole S64, gold is associated within a quartz sulfide stockwork which follows the southern contact of a conglomerate unit and its adjacent volcanic unit.  The hole also intersected the Casa Berardi fault 1,500 metres below surface within massive volcanic rocks on section 123.

In the West Mine and Zone 113, gold mineralization is in close proximity to the Casa Berardi Fault.  However, east of the Zone 113 deposit, gold mineralization is associated with a gold bearing horizon sub parallel to the Casa Berardi Fault.

Martin Demers, Principal Exploration Geologist stated that, “Gold mineralization below the Principal Zone extends to a depth of a least 1,300 metres.  The mineralization encountered in section 12 350E is geologically similar to gold mineralization encountered in Zones 118-120 and can be structurally correlated to the Principal Zone mineralization.”

Quality Control

Core assays are performed on split or core sawed in half, with standard fire assay procedures and gravimetric finition.  However, some of the infill drilling core assays were performed on whole core.  Certified reference material is inserted in the sample sequence for quality control.  Assay checking on the pulp and reject samples are carried out systematically.  Primary assaying is performed by SGS Geochemical Laboratories of Rouyn-Noranda and check assays are carried out by Chimitec of Val D’Or.

Drill hole planning, implementation and the quality control program is supervised by Jeannot Boutin, P. Eng., Principal Engineer Mining Geology, and Martin Demers, P. Geol. Principal Exploration Geologist, both appropriately qualified persons as defined by National Instrument 43-101.

Additional Information

Two sketches indicating the area covered by the current underground exploration drilling program described herein are attached to this news release.  If you are unable to view this information, please download this news release from Aurizon’s website at http://www.aurizon.com or contact the Company at the numbers listed below.  All other information previously released on the Casa Berardi project is also available on the Aurizon website.

Aurizon is a Canadian-based gold producer with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions.  Aurizon owns one hundred percent (100%) of the Casa Berardi property, which is accessible by road, has all necessary mining permits in place and is on the Hydro Quebec power grid.  Aurizon also owns 50% of the Sleeping Giant Mine. Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Report on Form 20-F filed on SEDAR as an alternative form of AIF with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec and with the Toronto Stock Exchange.; and on EDGAR, with the United States Securities and Exchange Commission.

January 27, 2005
Zone 113 Drilling Below 700 Metres Continues to Intersect High Grade Gold Grades at Casa Berardi

Results from the Zone 113 Underground Exploration Program
between 700 metres and 850 metres depth

Hole ID	Gold grams/tonne (assays uncut)	Length (metres along the hole)	True Thickness (metres)
*U246	13.8	15.3	7.6
*U248	15.7	20.3	10.7
*U249	5.8	17.1	10.3
*U250A	2.3	1.7	1.1
*U251	26.9	9.0	4.8
U252	5.9	2.0	1.0
U253	7.3	2.7	1.4
U254	20.3	31.2	15.5
U255	10.3	19.3	9.2
U256	LV	-	-
U257	22.3	10.5	5.6
*U258	20.8	19.8	12.5
U259	4.9	3.2	1.4
U370A	35.8	22.8	13.0
*U371	12.6	11.6	4.4
U372	13.7	8.3	4.5
Incl	2.9	24.5	13.6
U373	11.4	7.4	3.2
*U374	21.1	28.5	11.7
U376	18.5	57.4	23.3
*U378A	73.9	22.7	8.4
U379	15.2	18.5	9.5
U380	3.4	9.6	6.4
U381B	2.8	22.5	10.9
U382	23.0	16.0	9.7
U383	22.2	26.5	12.0
U384	6.6	33.6	14.6
U385	15.8	13.5	7.8
U386A	8.8	22.8	16.0
U387	6.6	21.8	13.8
U388	12.0	44.8	18.2
U389A	3.9	2.8	1.4
U390	28.7	52.5	18.3

           *Previously Reported

AURIZON MINES LTD
CASA BERARDI Project
Vertical Longitudinal Section
Zone 113 Drill Holes Below 700 metres
January 27, 2005
* Holes projected along an EW vertical longitudinal section
0 25m
11200E
11300E
11400E
11500E
11600E
-400m
-500m
-600m
-700m
-800m
DRIFT
(550m Level)
U382 23.0/9.7
U370A 35.8/13.0
U386A 8.8/16.0
5.8/10.3
U257 22.3/5.6
U253 7.3/1.4
U256 LV
U259 4.9/1.4
U372 13.7/4.5 2.9/13.6
U254 20.3/15.5
U379 15.2/9.5 inc. 106.1/0.8
U255 10.3/9.2
U388 12.0/18.2
U381B 2.8/10.9
13.8/7.6
2.3/1.1
U383 22.2/12.0
U252 5.9/1.0
U384 6.6/14.6
U376 18.5/23.3
26.9/4.8
S17 LV
S14 LV
S39C LV
U389A 3.9/1.4
12.6/4.4
U390 28.7/18.3
U385 15.8/7.8
15.7/10.7
U374
21.1/11.7
U373 11.4/3.2
U378A 73.9/8.4
U387 6.6/13.8
S39B LV
U258 20.8/12.5
U380 3.4/6.4
S39A LV
S39 12.9/4.2 (Core length) inc. 96.2/1.0
Legend
Previous U/G holes reported
U246 Previous U/G holes reported (press release dec.17, 2004)
U390 New U/G holes reported (below 700m)
S39 Surface holes (outside reserves)
28.7/18.3 = g/t Au/m (true width)
Uncut assay
LV = low value

Reference: NR Issue: No. 2-2005

SURFACE EXPLORATION
DEEP HOLE LOCATION MAP

Surface
Decline
280 LEVEL TRACK DRIFT
Lower Inter
-400m
West Mine
113
-800m
Principal
S-64
6.4/2.6
20.8/12.5
26.4/10.9
?
?
-1200m
Open at Depth
Open at Depth
S-125
3.6/9.0
inc. 5.6/4.5
10400E
11200E
12000E
12800E
Reserves & Resources
Past Production
Exploration Area
(8.4/6.6 : g/t Au / m)
0
500m
Aurizon Mines Ltd.
CASA BERARDI Project
Composite Longitudinal Section
(West Area)

Reference: NR Issue: No. 2-2005